FIRST AMENDMENT DATED DECEMBER 17, 1998 TO 401(K) PLAN

               Section 13.5 of the Plan is hereby amended, effective as of January 1, 1998, by adding the following new paragraph at the beginning thereof:

                    The   Administrator  may   permit  an   amount   to  be
               transferred   to  this  Plan   on  behalf  of   a  group  of
               Participants from another plan qualified under Section 401(a) of the Code ("Qualified Plan"). Any such transfer shall be allocated to the Participants' Rollover Contributions sub-accounts or 401(k) Savings Contributions sub-accounts, as appropriate to reflect the nature of the transferred assets, and such sub-accounts shall be designated in the written asset transfer agreement between the transferor plan and this Plan. No such transfer, however, shall be permitted if it constitutes a direct or indirect transfer from a Qualified Plan that would otherwise have provided for a life annuity form of benefit payment to participants. No provision of the Plan will be applied to the assets transferred from any other Qualified Plan in a manner which would violate the "anti-cutback" rules of
               Section 411(d)(6) of the Code. In the event that the Company sells assets of a trade or business to an unrelated company, the Administrator may determine (pursuant to an applicable agreement between the Company and the unrelated company providing for such transfer) that the assets of this Plan attributable to Participants affected by such transaction shall be transferred for the benefit of such Participants to the Qualified Plan(s) maintained by the unrelated company.